CONFIDENTIAL TREATMENT REQUESTED

BY MAGENTA THERAPEUTICS, INC.

MGTA-0001

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

T: 617.570.1000

F: 617.523.1231

May 31, 2018

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Magenta Therapeutics, Inc.

50 Hampshire Street

Cambridge, MA 02139

Telephone: (857) 242-0170

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Ada D. Sarmento

RE:	Magenta Therapeutics, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-225178

CIK No. 0001690585

Rule 83 Confidential Treatment Request by Magenta Therapeutics, Inc.

Dear Ms. Paik and Ms. Sarmento:

This letter is being submitted on behalf of Magenta Therapeutics, Inc. (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement that was filed with the Commission on May 24, 2018.

To assist the Staff of the Commission in the review of the Registration Statement, the Company advises the Staff that the managing underwriters in the initial public offering have communicated to the Company that they currently expect the proposed price range for the common stock to be between $[***] to $[***] per share, before giving effect to a reverse stock split to be implemented prior to the initial public offering (“IPO”). The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject

CONFIDENTIAL TREATMENT REQUESTED

BY MAGENTA THERAPEUTICS, INC.

MGTA-0002

to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Magenta Therapeutics, Inc. respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Cindy Driscoll, Vice President, Finance, Magenta Therapeutics, Inc., 50 Hampshire Street, Cambridge, MA 02139, and Zoran Zdraveski, Esq., Chief Legal Officer, Magenta Therapeutics, Inc., 50 Hampshire Street, Cambridge, MA 02139, before it permits any disclosure of the bracketed information in this letter.

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. In May 2018, the Company and the underwriters determined the estimated price range, which is $[***] to $[***] per share. In comparison, the Company’s estimate of the fair value of its common stock was $3.67 per share as of April 2, 2018 immediately following its Series C Preferred Stock financing round, based upon a third-party valuation of the Company’s common stock that applied both an option-pricing method and a probability-weighted expected return method. This analysis probability-weighted IPO and remain-private scenarios. The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the price range for this offering were the following:

•	a fundamental analysis of the business including a discounted cash flow valuation;

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company and the underwriters, based on the response to and feedback from the Company’s “testing the waters” meetings.

In addition, the Company believes that the difference in value reflected between the midpoint of the estimated price range for this offering and the board of directors’ determination of the fair value of the Company’s common stock on April 2, 2018 was primarily the result of the following subsequent events and circumstances:

•	The Company continued to advance its clinical program, including its continued Phase II clinical trial of MGTA-456 for treatment of patients with inherited metabolic diseases;

•	The Company continued to advance its pipeline, including preclinical studies of its CD117-ADC probe compounds, which have allowed the Company to begin to evaluate efficacy and safety in non-human primates prior to conducting human clinical trials;

•	The public filing of the Company’s Registration Statement on Form S-1;

CONFIDENTIAL TREATMENT REQUESTED

BY MAGENTA THERAPEUTICS, INC.

MGTA-0003

•	In April 2018, the Company conducted “testing the waters” meetings with prospective investors and the Company received favorable feedback in late April, and as a result, the Company elected to continue with the potential IPO;

•	Since September 2017, at least 30 biotechnology companies successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in pursuing and completing initial public offerings;

•	The price that investors are willing to pay in the IPO, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models;

•	In the public markets, the Company believes there are investors who may apply more qualitative valuation criteria to certain of the Company’s assets than the above-described valuation methods applied in the historical valuations of the Company’s common stock;

•	The estimated price range for the IPO necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock;

•	The IPO price is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s common stock, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than an initial public offering. In the April 2, 2018 third-party valuation considered by the Company’s board of directors, the probability weightings for IPO and remain-private scenarios were 60% and 40%, respectively;

•	The IPO price necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the Company’s board of directors’ determination of the fair value of the Company’s common stock on April 2, 2018. In the April 2, 2018 third-party valuation considered by the Company’s board of directors, the discounts for lack of marketability that was applied to the IPO and remain-private scenarios were 5% and 22%, respectively;

•	The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions; and

•	The Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock, including an aggregate liquidation preference of $140,463,613. The IPO price assumes the conversion of the Company’s convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.

CONFIDENTIAL TREATMENT REQUESTED

BY MAGENTA THERAPEUTICS, INC.

MGTA-0004

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*-*-*-*

CONFIDENTIAL TREATMENT REQUESTED

BY MAGENTA THERAPEUTICS, INC.

MGTA-0005

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1447 or Mitchell S. Bloom at (617) 570-1055.

Sincerely,

/s/ William D. Collins

William D. Collins

Enclosures

cc:

Jason Gardner, Magenta Therapeutics, Inc.

Zoran Zdraveski, Magenta Therapeutics, Inc.

Cindy Driscoll, Magenta Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP